SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 12)*

                                 MediaBay, Inc.
                                 Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   58446J 10 8
                                 (CUSIP Number)

                             Brad L. Shiffman, Esq.
                        Blank Rome Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5442
          Address and Telephone Number of Person Authorized to Receive
                           Notice and Communications)

                                November 15, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


---------------------                                          -----------------
CUSIP NO. 58446J 10 8                                          Page 2 of 4 Pages
---------------------                                          -----------------

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  1         NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Norton Herrick
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  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                         (b) |X|

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  3         SEC USE ONLY


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  4         SOURCE OF FUNDS*

            PF
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  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)|_|


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  6         CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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             7        SOLE VOTING POWER
  NUMBER OF
   SHARES             17,562,245 (includes 16,597,085 shares of Common Stock
BENEFICIALLY          issuable if options and warrants are exercised and
  OWNED BY            convertible debt is converted) as of November 15, 2002
    EACH
  REPORTING
   PERSON
    WITH
--------------------------------------------------------------------------------
             8        SHARED VOTING POWER

                      0
--------------------------------------------------------------------------------
             9        SOLE DISPOSITIVE POWER

                      17,562,245 (includes 16,597,085 shares of Common Stock
                      issuable if options and warrants are exercised and
                      convertible debt is converted) as of November 15, 2002
--------------------------------------------------------------------------------
             10       SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            17,562,245 (includes 16,597,085 shares of Common Stock
            issuable if options and warrants are exercised and
            convertible debt is converted) as of November 15, 2002.
--------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          |X|

            Does not include 2,964,180 shares held by N. Herrick
            Irrevocable ABC Trust (the "N. Herrick Trust"), of which
            the Reporting Person is the sole beneficiary and in which
            he therefore may be deemed to have an economic interest.
            The Reporting Person does not have voting power or
            dispositive power with respect to the 2,964,180
            shares held by the N. Herrick Trust.
--------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            56.9%
--------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 4 Pages

      This Amendment is being filed solely to reflect a change in the Reporting Person's beneficial ownership of the Common Stock, no par value (the "Common Stock") of MediaBay, Inc. (the "Company"). Except as amended hereby, there has been no change in the information contained in the Schedule 13D, as previously amended.

Item 3. Source and Amount of Funds or other Consideration.

      This Amendment reports the following transactions:

      (i) On October 3, 2002, Huntingdon Corp. ("Huntingdon"), a company wholly-owned by the Reporting Person, purchased a $1,000,000 principal amount convertible senior promissory note due September 30, 2003 (the "First Note"). The First Note is convertible into shares of Common Stock at the rate of $2.00 of principal and/or interest per share. The First Note was issued in consideration of a $1,000,000 loan made to the Company by Huntingdon. As partial consideration for the loan, the Company issued to Huntingdon warrants to purchase 250,000 shares of Common Stock at an exercise price of $2.00 per share. The warrants are exercisable until October 3, 2012.

      (ii) October 10, 2002, Huntingdon purchased a $150,000 principal amount convertible senior promissory note due September 30, 2007 (the "Second Note"). The Second Note is convertible into shares of Common Stock at the rate of $2.00 principal and/or interest per share. The Second Note was issued in consideration of a $150,000 loan made to the Company by Huntingdon. As partial consideration for the loan, the Company issued to Huntingdon warrants to purchase 37,500 of Common Stock at an exercise price of $2.00 per share. The warrants are exercisable until October 3, 2012.

      (iii) On November 15, 2002, Huntingdon purchased a $350,000 principal amount convertible senior promissory note due September 30, 2007 (the "Third Note"). The Third Note is convertible into shares of Common Stock at the rate of $1.25 of principal and/or interest per share. The Third Note was issued in consideration of a $350,000 loan made to the Company by Huntingdon. As partial consideration for the loan, the Company issued to Huntingdon warrants to purchase 140,000 shares of Common Stock at an exercise price of $1.25 per share. The warrants are exercisable until October 3, 2012.

      The aggregate funds used to purchase the securities represented in this
Item 3 were $1,500,000 and the source of the funds was form personal funds of the Reporting Person.

Item 4. Purpose of Transaction.

      The purpose of the transaction reported in item 3 by this Amendment is to provide senior debt financing required by the Company to fund the Company's working capital requirements.


                               Page 3 of 4 Pages

Item 5. Interest in Securities of the Issuer.

      As of November 15, 2002, the Reporting Person beneficially owned an aggregate of 17,562,245 shares of Common Stock constituting approximately 56.9% of the outstanding Common Stock.

      See Items 7-11 of the cover sheet of this Amendment.

Item 7. Materials to be filed as Exhibits.

      None

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 19, 2002


                                                    /s/ Norton Herrick
                                             -----------------------------------
                                                        Norton Herrick


                               Page 4 of 4 Pages